October 23, 2007

Alex Taylor
Chief Executive Officer
FGX International Holdings Limited
500 George Washington Parkway
Smithfield, RI 02917

> **Re: FGX International Holdings Limited**
> **Registration Statement on Form S-1**
> **Filed October 18, 2007**
> **File No. 333-139525**

Dear Mr. Taylor:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Exhibit 5.1

1.   Please reconcile the number of shares subject to the over-allotment option as described in the first paragraph with the disclosure on the prospectus cover page.

2.   From the fourth paragraph, it appears that the opinion is restricted to one act of British Virgin Islands statutory law and excludes the effect of any other applicable laws in the British Virgin Islands. Please file an opinion that covers all laws in your jurisdiction of incorporation applicable to the issues required to be addressed by Regulation S-K Item 601(b)(5). Please see section VIII.A.14 of the Division's November 14, 2000 *Outline of Current Issues and Rulemaking Projects* available on our web site.

3. Investors are entitled to rely on the opinion that you file per Regulation S-K Item 601(b)(5). Please file an opinion that does not imply to the contrary, as in the last sentence of your current exhibit.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Julie Sherman at (202) 551-3640 or in her absence, Angela Crane at (202) 551-3554 if you have questions regarding comments on the financial statements and related matters. Please contact Jay Mumford at (202) 551-3637 or me at (202) 551-3617 with any other questions.

Sincerely,

Russell Mancuso
Branch Chief

cc: Donn A. Beloff, Esq.
      Brian J. Gavsie, Esq.